UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-15843
Universal Compression Holdings, Inc.
(Exact name of registrant as specified in its charter)
4444 Brittmoore Road, Houston, Texas 77041; (713) 335-7000
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
Common Stock, $0.01 par value	0*

*	On August 20, 2007, Universal Compression Holdings, Inc. merged with and into Exterran Holdings, Inc., with Exterran Holdings, Inc. continuing as the surviving entity. As a result of this merger, Universal Compression Holdings, Inc. ceased to exist as a separate legal entity and ceased to have any holders of its securities.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Exterran Holdings, Inc., as successor by merger to Universal Compression Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 4, 2007	Exterran Holdings, Inc.
	By:	/s/ Donald C. Wayne
Donald C. Wayne
Senior Vice President, General Counsel and Secretary